As filed with the Securities and Exchange Commission on April 14, 2025.

File No.: 333-284203

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No. ☐

Post-Effective Amendment No. 1

(Check appropriate box or boxes)

THE PRUDENTIAL SERIES FUND

(Exact Name of Registrant as Specified in Its Charter)

(203) 926-1888

(Area Code and Telephone Number)

655 Broad Street

Newark, New Jersey 07102

Address of Principal Executive Offices:

(Number, Street, City, State, Zip Code)

Andrew R. French

Secretary, The Prudential Series Fund

655 Broad Street

Newark, New Jersey 07102

Name and Address of Agent for Service:

(Number and Street) (City) (State) (Zip Code)

Copies to:

Paulita A. Pike, Esq.

Ropes & Gray LLP

191 North Wacker Drive, 32nd Floor

Chicago, Illinois 60606

Approximate Date of Proposed Public Offering:

As soon as practicable after this Registration Statement becomes effective under the Securities Act of 1933, as amended.

This Post-Effective Amendment No. 1 will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

Title of the securities being registered: Class I, Class II and Class III Shares of beneficial interest in the PSF PGIM Jennison Growth Portfolio.

An indefinite amount of the Registrant’s securities have been registered under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940. In reliance upon such Rule, no filing fee is paid at this time.

Explanatory Note

This Post-Effective Amendment No. 1 is being filed solely for the purpose of filing as an exhibit to the Registrant’s Registration Statement on Form N-14 the opinion of Ropes & Gray LLP (and the related consent) as to tax matters (Exhibit 12) in connection with the reorganization of PSF Mid-Cap Growth Portfolio into PSF PGIM Jennison Growth Portfolio, as required by Item 16(12) of Form N-14. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note, and Part C of the Registration Statement setting forth the exhibits to the Registration Statement. The Registrant hereby incorporates by reference the Prospectus/Proxy Statement and Statement of Additional Information filed as Parts A and B, respectively, to Registrant's Form N-14 (File No. 333-284203) filed with the SEC on January 10, 2025 and subsequently filed in definitive form on February 10, 2025. This Amendment does not modify any other part of the Registration Statement.

PART C

OTHER INFORMATION

ITEM 15. Indemnification

Article VII, Section 2, of the Agreement and Declaration of Trust of the Registrant provides: “ Each Person who is, or has been, a Trustee, officer, employee or agent of the Trust and any Person who is serving or has served at the Trust’s request as a director, officer, trustee, employee or agent of another organization in which the Trust has any interest as a shareholder, creditor or otherwise (each such Person, an “Indemnitee”) shall be indemnified by the Trust to the fullest extent permitted by the Delaware Act and as provided in the By-Laws. The Trustees shall not be responsible or liable in any event for any neglect or wrongdoing of any officer, agent, employee, Manager, adviser, sub-adviser or Principal Underwriter of the Trust. Notwithstanding any other provision of this Declaration of Trust or of the By-Laws to the contrary, any liability, expense or obligation against which any Indemnitee is indemnified and entitled to paid pursuant to the By-Laws shall be deemed to be joint and several obligations of the Trust and each Series, and the assets of the Trust and each Series shall be subject to the claims of any Indemnitee; provided that any such liability, expense or obligation may be allocated and charged by the Trustees between or among the Trust and/or any one or more Series in such manner as the Trustees in their sole discretion deem fair and equitable.”

Article VII, Section 3 of the Agreement and Declaration of Trust of the Registrant provides: “The exercise by the Trustees of their powers and discretions hereunder shall be binding upon everyone interested. A Trustee shall be liable to the Trust and to any Shareholder solely for his or her own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee, and shall not be liable for errors of judgment or mistakes of fact or law. The Trustees may take advice of counsel or other experts with respect to the meaning and operation of this Declaration of Trust, and shall be under no liability for any act or omission in accordance with such advice nor for failing to follow such advice. The Trustees shall not be required to give any bond as such, nor any surety if a bond is required.”

Article XI of the Registrant’s by-laws provides:

“Section 1. Agents, Proceedings, Expenses. For the purpose of this Article, “agent” means any Person who is or was a Trustee, officer, employee or other agent of the Trust or is or was serving at the request of the Trust as a trustee, director, officer, employee or agent of another organization in which the Trust has any interest as a shareholder, creditor or otherwise; “proceeding” means any threatened, pending or completed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including appeals); and “expenses” includes, without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and all other liabilities whatsoever.

Section 2. Indemnification. The Trust shall indemnify every agent of the Trust against expenses to the fullest extent authorized, and in the manner permitted, by applicable federal and state law.

Section 3. Advances. The Trust shall advance the expenses of agents of the Trust who are parties to any proceeding to the fullest extent authorized, and in the manner permitted, by applicable federal and state law.

Section 4. Insurance. Pursuant and subject to Sections 2 and 3 of this Article XI, the Trust shall indemnify each agent against, or advance the expenses of any agent for, the amount of any deductible provided in any liability insurance policy maintained by the Trust.”

Paragraph 8 of the Management Agreement between Registrant and PGIM Investments provides: “The Manager shall not be liable for any error of judgment or for any loss suffered by the Fund in connection with the matters to which this Agreement relates, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services (in which case any award of damages shall be limited to the period and the amount set forth in Section 36(b)(3) of the 1940 Act) or loss resulting from willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or from reckless disregard by it of its obligations and duties under this Agreement.”

The subadvisory agreement between PGIM Investments and each subadviser generally provides that: “The Subadviser shall not be liable for any error of judgment or for any loss suffered by the Fund or the Manager in connection with the matters to which this Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the Subadviser’s part in the performance of its duties or from its reckless disregard of its obligations and duties under this Agreement.”

The Registrant, in conjunction with certain affiliates, maintains insurance on behalf of any person who is or was a trustee, director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of such other affiliated trust or corporation, against any liability asserted against and incurred by him or her arising out of his or her position with such trust or corporation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16. Exhibits

(1)(a) Certificate of Trust of The Prudential Series Fund. Incorporated by reference to Post-Effective Amendment No. 53 to this Registration Statement filed December 29, 2005 (File No. 002-80896).

(1)(b) Agreement and Declaration of Trust of The Prudential Series Fund. Incorporated by reference to Post-Effective Amendment No. 53 to this Registration Statement filed December 29, 2005 (File No. 002-80896).

(2)By-laws of The Prudential Series Fund. Incorporated by reference to Post-Effective Amendment No. 53 to this Registration Statement filed December 29, 2005 (File No. 002-80896).

(3)None

(4)The form of Plan of Reorganization for the reorganization of the PSF Mid-Cap Growth Portfolio and PSF PGIM Jennison Growth Portfolio, each a series of The Prudential Series Fund, is included as Exhibit A to the Prospectus and Proxy Statement contained in this Registration Statement filed on Form N-14 on January 10, 2025.

(5)None.

(6)(a) Management Agreement between Prudential Investments LLC (now known as PGIM Investments LLC) and The Prudential Series Fund. Incorporated by reference to Post-Effective Amendment No. 53 to this Registration Statement filed December 29, 2005 (File No. 002-80896).

(6)(a)(i) Amendment to Management Agreement dated February 16, 2016. Incorporated by reference to Post-Effective Amendment No. 71 to this Registration Statement, filed April 15, 2016 (File No. 002-80896).

(6)(a)(ii) Amendment to Fee Schedule. Incorporated by reference to Post-Effective Amendment No. 79 to this Registration Statement, filed April 17, 2018 (File No. 002-80896).

(6)(b) Contractual investment management fee waivers and/or contractual expense caps for PSF Global Portfolio, PSF Mid-Cap Growth Portfolio, PSF Flexible Managed Portfolio, PSF Natural Resources Portfolio, and PSF PGIM High Yield Bond Portfolio. Incorporated by reference to Post-Effective Amendment No. 93 to this Registration Statement, filed April 18, 2023 (File No. 002- 80896).

(6)(c) Subadvisory Agreement between PGIM Investments LLC and J.P Morgan Investment Management Inc. for the SP Prudential U.S Emerging Growth Portfolio (now known as PSF Mid-Cap Growth Portfolio). Incorporated by reference to Post- Effective Amendment No. 81 to this Registration Statement, filed April 17, 2019 (File No. 002-80896).

(6)(c)(i) Amendment to Subadvisory Agreement between PGIM Investments LLC and J.P. Morgan investment Management Inc. for the PSF Mid-Cap Growth Portfolio. Incorporated by reference to Post-Effective Amendment No. 93 to this Registration Statement, filed April 18, 2023 (File No. 002-80896).

(6)(d) Subadvisory Agreement between Prudential Investments LLC (now known as PGIM Investments LLC) and Jennison Associates LLC for the Jennison Portfolio (now known as PSF PGIM Jennison Growth Portfolio). Incorporated by reference to Post-Effective Amendment No. 53 to this Registration Statement, filed December 29, 2005 (File No. 002-80896).

(7)Distribution Agreement between The Prudential Series Fund and Prudential Investment Management Services LLC. Incorporated by reference to Post-Effective Amendment No. 53 to this Registration Statement, filed December 29, 2005 (File No. 002-80896).

(8)None.

(9)(a) Custodian Agreement between Registrant and The Bank of New York (BNY) dated November 7, 2002. Incorporated by reference to the Strategic Partners Opportunity Funds Post-Effective amendment no. 9 to the registration statement on Form N- 1A filed April 30, 2003 (File No. 333-95849).

(9)(a)(i) Amendment dated December 11, 2023, to Custodian Agreement between Registrant and BNY dated November 7, 2002. Incorporated by reference to Exhibit (g)(2)(a) to Post-Effective Amendment No 190 to the Registration Statement on Form N-1A for Advanced Series Trust, filed via EDGAR on December 18, 2023 (File No. 33-24972).

(9)(b) Amended and Restated Transfer Agency and Service Agreement between the Registrant and Prudential Mutual Fund Services, LLC., dated May 29, 2007. Incorporated by reference to the Dryden Municipal Bond Fund Post-Effective Amendment No. 29 to the Registration Statement on Form N-1A filed via EDGAR on June 29, 2007 (File No. 33-10649).

(9)(b)(i) Amendment dated December 11, 2023, to Amended and Restated Transfer Agency and Service Agreement dated May 29, 2007. Incorporated by reference to Exhibit (h)(1)(a) to Post-Effective Amendment No 190 to the Registration Statement on Form N-1A for Advanced Series Trust, filed via EDGAR on December 18, 2023 (File No. 33-24962).

(9)(b)(ii) Amendment dated February 5, 2024, to Amended and Restated Transfer Agency and Service Agreement dated May 29, 2007. Incorporated by reference to Exhibit (h)(1)(a) to Post-Effective Amendment No 97 to the Registration Statement on Form N-1A for the Prudential Series Fund, filed via EDGAR on April 18, 2024 (File No. 002-80896).

(10)Amended and Restated Rule 12b-1 Plan. Incorporated by reference to Post-Effective Amendment No. 87 to this Registration Statement, filed on May 15, 2020 (File No. 002-80896).

(11)Opinion and Consent of Ropes & Gray LLP, counsel to Registrant, Incorporated by reference to the Registrant’s

Registration Statement, filed on Form N-14 on January 10, 2025.

(12)Opinion and Consent of Ropes & Gray LLP, counsel to Registrant, supporting tax matters and consequences to shareholders. Filed herewith.

(13)(a) Fund Participation Agreement between Great-West Life & Annuity Insurance Company, The Prudential

Series Fund, Inc., The Prudential Insurance Company of America, Prudential Investment Management Services LLC and Charles Schwab & Co., Inc. dated May 1, 1999. Incorporated by reference to Post-Effective Amendment No. 37 to this Registration Statement, filed April 27, 2000 (File No. 002-80896).

(13)(b) Fund Participation Agreement between First Great-West Life & Annuity Insurance Company, The Prudential

Series Fund, Inc., The Prudential Insurance Company of America, Prudential Investment Management Services LLC and Charles Schwab & Co., Inc. dated May 1, 1999. Incorporated by reference to Post-Effective Amendment No. 37 to this Registration Statement, filed April 27, 2000 (File No. 002-80896).

(13)(c) Fund Participation Agreement between The Ohio National Life Insurance Company, The Prudential Insurance Company of America, The Prudential Series Fund, Inc., and Prudential Investment Management Services LLC. Incorporated by reference to Post-Effective Amendment No. 37 to this Registration Statement, filed April 27, 2000 (File No. 002-80896).

(13)(d) Fund Participation Agreement between Preferred Life Insurance Company of New York, The Prudential Series Fund, Inc., Prudential Investments Fund Management LLC, and Prudential Investment Management Services LLC, dated December 15, 2000. Incorporated by reference to Post-Effective Amendment No. 42 to this Registration Statement, filed April 30, 2001 (File No. 002-80896).

(13)(e)(i) Fund Participation Agreement between Equitable Life Insurance Company of Iowa, The Prudential Series Fund, Inc., The Prudential Insurance Company of America, and Prudential Investment Management Services, LLC, dated April 28, 2000. Incorporated by reference to Post-Effective Amendment No. 42 to this Registration Statement, filed April 30, 2001 (File No. 002- 80896).

(13)(e)(ii) Amendment to the Fund Participation Agreement between Equitable Life Insurance Company of Iowa, The Prudential Series Fund, Inc., The Prudential Insurance Company of America, and Prudential Investment Management Services LLC dated October 30, 2000. Incorporated by reference to Post-Effective Amendment No. 42 to this Registration Statement, filed April 30, 2001 (File No. 002-80896).

(13)(f)(i) Fund Participation Agreement between First Golden American Life Insurance Company, The Prudential Series Fund, Inc., The Prudential Insurance Company of America, and Prudential Investment Management Services LLC, dated April 28, 2000. Incorporated by reference to Post-Effective Amendment No. 42 to this Registration Statement, filed April 30, 2001 (File No. 002-80896).

(13)(f)(ii) Amendment to the Fund Participation Agreement between First Golden American Life Insurance Company, The Prudential Series Fund, Inc., The Prudential Insurance Company of America, and Prudential Investment Management Services LLC dated October 30, 2000. Incorporated by reference to Post-Effective Amendment No. 42 to this Registration Statement, filed April 30, 2001 (File No. 002-80896).

(13)(g)(i) Fund Participation Agreement between Golden American Life Insurance Company, The Prudential Series Fund, Inc., The Prudential Insurance Company of America, and Prudential Investment Management Services LLC, dated April 29, 2000. Incorporated by reference to Post-Effective Amendment No. 42 to this Registration Statement, filed April 30, 2001 (File No. 002- 80896).

(13)(g)(ii) Amendment to the Fund Participation Agreement between Golden American Life Insurance Company, The Prudential Series Fund, Inc., The Prudential Insurance Company of America, and Prudential Investment Management Services LLC, dated

October 30, 2000. Incorporated by reference to Post-Effective Amendment No. 42 to this Registration Statement, filed April 30, 2001 (File No. 002-80896).

(13)(h)(i) Fund Participation Agreement between The Guardian Insurance & Annuity Company, Inc., The Prudential Series Fund, Inc., The Prudential Insurance Company of America, and Prudential Investment Management Services LLC, dated September 1, 2000. Incorporated by reference to Post-Effective Amendment No. 42 to this Registration Statement, filed April 30, 2001 (File No. 002-80896).

(13)(h)(ii) Amendment to the Fund Participation Agreement between The Guardian Insurance & Annuity Company, Inc., The Prudential Series Fund, Inc., The Prudential Insurance Company of America, and Prudential Investment Management Services LLC, dated April 10, 2001. Incorporated by reference to Post-Effective Amendment No. 42 to this Registration Statement, filed April 30, 2001 (File No. 002-80896).

(13)(i) Fund Participation Agreement between The Hartford Life Insurance Company, The Prudential Series Fund, Inc., The Prudential Insurance Company of America, and Prudential Investment Management Services LLC, dated June 22, 2000. Incorporated by reference to Post-Effective Amendment No. 42 to this Registration Statement, filed April 30, 2001 (File No. 002- 80896).

(13)(j) Fund Participation Agreement between The Hartford Life and Annuity Insurance Company, The Prudential Series Fund, Inc., the Prudential Insurance Company of America, and Prudential Investment Management Services LLC, dated June 22, 2000. Incorporated by reference to Post-Effective Amendment No. 42 to this Registration Statement, filed April 30, 2001 (File No. 002- 80896).

(13)(k) Fund Participation Agreement between Aetna Life Insurance and Annuity Company, The Prudential Series Fund, Inc., The Prudential Insurance Company of America, and Prudential Investment Management Services LLC, dated April 27, 2001. Incorporated by reference to Post-Effective Amendment No. 42 to this Registration Statement, filed April 30, 2001 (File No. 002- 80896).

(13)(l) Fund Participation Agreement between American Skandia Life Assurance Corporation, The Prudential Series Fund, Inc., The Prudential Insurance Company of America, and Prudential Investment Management Services LLC, dated May 1, 2001. Incorporated by reference to Post-Effective Amendment No. 42 to this Registration Statement, filed April 30, 2001 (File No. 002- 80896).

(13)(m) Fund Participation Agreement between Pacific Life Insurance Company, The Prudential Series Fund and Prudential Investment Management Services LLC, dated August 15, 2001. Incorporated by reference to Post-Effective Amendment No. 44 to this Registration Statement, filed April 26, 2002 (File No. 002-80896).

(13)(n) Fund Participation Agreement between The Prudential Insurance Company of America, The Prudential Series Fund, Inc., Prudential Investments LLC and Prudential Investment Management Services LLC. Incorporated by reference to Post-Effective Amendment No. 51 to this Registration Statement, filed April 29, 2005 (File No. 002-80896).

(13)(o) Fund Participation Agreement between Pruco Life Insurance Company, The Prudential Series Fund, Inc., Prudential Investments LLC and Prudential Investment Management Services LLC. Incorporated by reference to Post-Effective Amendment No. 51 to this Registration Statement, filed April 29, 2005 (File No. 002-80896).

(13)(p) Fund Participation Agreement between Pruco Life Insurance Company of New Jersey, The Prudential Series Fund, Inc., Prudential Investments LLC and Prudential Investment Management Services LLC. Incorporated by reference to Post-Effective Amendment No. 51 to this Registration Statement, filed April 29, 2005 (File No. 002-80896).

(13)(q) Form of Letter Agreement with Insurance Companies having Participation Agreements with the Registrant. Incorporated by reference to Post-Effective Amendment No. 53 to this Registration Statement, filed December 29, 2005 (File No. 002-80896).

(13)(r) Administration Agreement between The Prudential Series Fund and Prudential Investments Fund Management LLC (now known as, PGIM Investments LLC) for Class II shares of the Fund. Incorporated by reference to Post-Effective Amendment No. 57 to this Registration Statement, filed April 17, 2009 (File No. 002-80896).

(14)Consent of Independent Registered Public Accounting Firm. Incorporated by reference to the Registrant’s Registration Statement filed on Form N-14 on January 10, 2025.

(15)None.

(16)Power of Attorney. Incorporated by reference to the Registrant’s Registration Statement filed on Form N-14 on January 10, 2025.

(17)Form of voting instruction card. Incorporated by reference to the Registrant’s Registration Statement filed on Form N-14 on January 10, 2025.

ITEM 17. Undertakings

(1)The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed on behalf of the Registrant, in the City of Newark and State of New Jersey, on the 14th day of April, 2025.

THE PRUDENTIAL SERIES FUND

/s/ Timothy Cronin

Timothy Cronin*

President

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed on behalf of the Registrant, in the City of Newark and State of New Jersey, on the 14th day of April, 2025.

	Signature	Title	Date
/s/	*Timothy S. Cronin	President and Principal Executive Officer
Timothy S. Cronin
/s/	* Susan Davenport Austin	Trustee
Susan Davenport Austin
/s/	* Jessica M. Bibliowicz	Trustee
Jessica M. Bibliowicz
/s/ * Kay Ryan Booth		Trustee
Kay Ryan Booth
/s/	* Stephen M. Chipman	Trustee
Stephen M. Chipman
/s/ * Robert F. Gunia		Trustee
Robert F. Gunia
/s/	* Thomas M. O’Brien	Trustee
Thomas M. O’Brien
/s/	* Christian J. Kelly	Chief Financial Officer (Principal Financial
Officer)
Christian J. Kelly
/s/	* Elyse McLaughlin	Treasurer and Principal Accounting Officer
Elyse McLaughlin
*By: /s/ Melissa Gonzalez		Attorney-in-Fact	April 14, 2025

*Pursuant to Powers of Attorney incorporated by reference to the Registrant’s Registration Statement filed on Form N-14 on January 10, 2025.

Exhibits
Table of Contents
Exhibit Number	Description
(12)	Opinion & Consent of Ropes & Gray LLP, counsel to the Registrant, supporting tax matters and consequences to shareholders.